Digital Locations, Inc.

November 20, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Locations, Inc.
Registration Statement on Form S-1 Filed October 4, 2023
File No. 333-274849

Ladies and Gentlemen:

Digital Locations, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 31, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Registration Statement on Form S-1 filed October 4, 2023 Cover Page

1.	We note your disclosure that your common stock is traded on OTC Markets. Please revise to clarify that your shares are quoted on the OTC Pink Market. We note your related disclosure on page 13.

RESPONSE: Thank you for your comment. We have made this change universally throughout the document.

Special Information Regarding Forward-Looking Statements, page 6

2.	Please revise to update your disclosure regarding forward-looking statements. In that regard, we note your disclosure on page 20 regarding penny stock considerations. Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available.

RESPONSE: We have updated the forward-looking statements disclosure to address your comment.

We are in the early stages of development and have limited operating history on which you can base an investment decision, page 6

3.	We note that your risk factor disclosure suggests that you intend to develop and acquire a large portfolio of cell tower sites. However, this does not appear to be consistent with your disclosure on page 4 that the Company has no further plans to acquire additional small sites or cell towers. Please revise to clarify how the risk described in this risk factor affects the registrant with respect to the registrant’s current and planned operations.

RESPONSE: While we will receive revenue from our existing small cell cites, we do not plan on further pursuing additional sites or pursuing this business at this time. In fact, we have cancelled our Smartify contract as of November 9, 2023 as described in the Registration Statement. Our current primary focus is enabling high-speed Internet service to be delivered from satellites directly to smartphones. We have updated the Registration Statement to further describe our operations.

4.	We note your disclosure in this risk factor that you have negative working capital and that your auditor issued an opinion in connection with your December 31, 2022 financial statements that expressed substantial doubt about your ability to continue as a going concern unless you obtain additional financing. Please also discuss any material risks relating to your convertible notes that are in default. We note your related disclosure on page F-33.

RESPONSE: Thank you for your comment. We have added a risk factor regarding the convertible promissory note in default. Please see page 7 of the amended Registration Statement.

There may be deficiencies with our internal controls that require improvements, page 11

5.	We note your disclosure that you have not yet evaluated whether your internal control procedures are effective. However, this does not appear to be consistent with your disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2022 that management concluded that your internal control over financial reporting was not effective. We also note your disclosure in your quarterly report on Form 10-Q for the quarter ended June 30, 2023 regarding management’s evaluation of disclosure controls and procedures. Please revise. In addition, please provide your basis for your disclosure that you are an emerging growth company.

RESPONSE: We have removed this risk factor that was included in error as the Company is not an emerging growth company and the company has previously evaluated its internal controls. The risk factor included in the Registration Statement is now the same risk factor that is included in the Company’s Annual Report on Form 10-K for the December 31, 2022 period.

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value, page 11

6.	Please revise to quantify the potential dilutive impact of outstanding convertible securities, including shares of Series B and Series E preferred stock, options to acquire common stock, and convertible notes.

RESPONSE: We have revised and added risk factors that describe the potential dilutive impact of the Series B and Series E preferred stock, options to acquire common stock and convertible notes.

The Offering Plan of Distribution, page 16

7.	We note your disclosure that Regulation M “may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.” Please revise this section to specifically disclose that Regulation M may prohibit GHS Investments LLC (“GHS”) and any other participants in the distribution of the company’s securities from purchasing shares in the open market while the equity line is in effect.

RESPONSE: We have updated the Registration Statement to reflect this comment and to specifically disclose the language related to Regulation M.

Item 11. Information with Respect to the Registrant Description of Business, page 20

8.	We note your disclosure regarding an agreement with Smartify Media to add Smartify’s locations to the Company’s small cell database. Please expand your disclosure to include the material terms of such agreement. Please also file the agreement with Smartify as an exhibit or advise us why this is not a material contract. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have not included the Master Asset Marketing and Agency Agreement with Smartify Media, Inc. as an exhibit to the Registration Statement because it is not a material agreement for the Company and it did not result in significant or material revenues for the Company. Additionally, the agreement with Smartify was terminated as of November 9, 2023 and is no longer in effect.

Security Ownership of Certain Beneficial Owners and Management, page 42

9.	We note your tabular disclosure indicating that, as of September 30, 2023, 37.08% of your common stock issued and outstanding was held by All Executive Officers and Directors as a Group (3 persons). However, this does not appear to be correct in view of the individual percentages as disclosed for Messrs. Berliner, Beifuss, and Elton. Please revise or advise.

RESPONSE: The table below shows the common shares and options exercisable by each of our Executive Officers and Directors, for a total of 426,611,188 shares beneficially owned. When you take 733,766,705 shares of common stock outstanding plus the 416,833,326 options that could be exercised, the denominator for the percentage owned is 1,150,600,031 shares outstanding. 426,611,188 shares beneficially owned divided by 1,150,600,031 shares outstanding assuming all options were exercised, the result is 37.08%. For each individual officer and director, the denominator used in each of the percentage calculations is equal to the 733,766,705 shares of common stock outstanding plus the number of options that could be exercised for each individual. We have reviewed all calculations for accuracy and note no changes necessary to the tabular disclosure.

			# of Shares
	Common	Options	Beneficially
	Shares	Exercisable	Owned

Rich Berliner, CEO & Director	-	341,000,000	341,000,000
William Beifuss Jr., President, CFO, Chairman	9,777,834	70,833,326	80,611,160
Byron Elton, Director	28	5,000,000	5,000,028

All Directors & Officers	9,777,862	416,833,326	426,611,188

Item 15. Recent Sales of Unregistered Securities, page 46

10.	Please expand the information in this section to include all information required by Item 701 of Regulation S-K, including the nature and aggregate amount of consideration received for each issuance of securities.

RESPONSE: Thanks for your comment. We have updated Item 15 to include the nature and amount of consideration received for each issuance of securities and all information required by Item 701.

Signatures, page 53

11.	We note that Richard Berliner has signed the registration statement on behalf of the registrant. Please revise the Signatures section to also include Mr. Berliner’s signature in his capacity as the registrant’s chief executive officer and a director. Refer to the Instructions to Signatures in Form S-1.

RESPONSE: We have updated the signatures section to include Mr. Berliner as a signer in his capacity as a director.

General

12.	Please revise to disclose any material market activities of GHS, including any short selling of the company’s securities or other hedging activities, that GHS may or has engaged in, including prior to entering into the Equity Financing Agreement and prior to the receipt of any shares pursuant to the terms of the agreement.

RESPONSE: Section 3.11 of the Equity Financing Agreement provides that no short sales shall be permitted by GHS or its affiliates for the entire period the Equity Financing Agreement is in effect. We have confirmed with GHS that they “have not entered into any shorting or hedging transactions relating to” the Company.

during the period commencing on the Execution Date and continuing through the termination of this Agreement.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Digital Locations, Inc.

/s/ Richard Berliner
Richard Berliner, CEO